October 7, 2011

VIA EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Re:

Stericycle, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 10, 2011

File No. 000-21229

Dear Mr. Hartz:

I am writing in response to your letter of September 7, 2011. For the staff’s convenience, I have repeated the staff’s comments in bold before our response to the comment and included descriptive headings where necessary to clarify to which portion of the staff’s comments a given response relates.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 16 – Products and Services and Geographic Information, page 58

1.

We appreciate the information you have provided to us concerning the different services you provide.  We also understand your view that you believe that you have a common infrastructure and customer base.  However, please provide us with a more comprehensive analysis which includes an assessment of each revenue source by type.  For example, where it may be appropriate to combine Medical Waste, Steri-Safe Services, and Sharps Systems, it is unclear to us how distinct the other services might be, such as Pharma Waste Clinical, Non-Biohazardous Chemical, Clinical Services-Other, Specialty Waste, Retail Sales, and Non-Clinical Services-Other.  In addition, please tell us whether your systems make a distinction between Returns Management and Recall Processing.

We also understand your view that the same customer may migrate from Medical Waste Disposal services, based on weight, to the Steri-Safe OSHA Compliance Program which packages the same regulated waste services with some training and education services for a contract subscription fee.  We understand that this migration may occur with other services.  Please elaborate on each type of service that is subject to multiple classifications and quantify, where known, the extent of such reclassifications, even if approximate.

Summary of Regulated Waste Service Categories

Other than “Retail Sales”, “Returns Management”, and “Recall Processing”, the service categories included in the BPC reports attached to our August 15, 2011 response as Exhibits 2-a and 2-b are not distinct from our “Medical Waste”, “Steri-Safe Services”, and “Sharps Systems” revenue classifications.  We consider “Medical Waste”, “Steri-Safe Services”, “Sharps Systems”, “Pharma Waste Clinical”, “Non-Biohazardous Chemical”, “Clinical Services – Other”, “Specialty Waste”, and “Non-Clinical Services - Other" all to be regulated waste services that are similar in nature.

Our Pharma Waste Clinical category represents pharmaceutical waste services that we provide primarily to hospitals.  Our Non-Biohazardous Chemical classification relates to hazardous, non-medical waste disposal services.  Clinical Services – Other consists of medical waste services and our Integrated Waste Stream Solutions (IWSS) program.  Our Specialty Waste category primarily represents pharmaceutical waste or other regulated waste that is collected in a different manner than the waste that is captured in our Pharma Waste Clinical classification.  The Non-Clinical Services – Other classification functions as a catch-all category for a variety of waste disposal services provided by several of our foreign subsidiaries.

Reasons for Aggregation of Revenues

Although we attempt to classify revenues by service type for internal tracking purposes, we believe it is appropriate to aggregate revenues from these service categories because they are all similar in nature as regulated waste services sharing a common infrastructure and customer base. In addition, we aggregate revenues from these service categories because it is impracticable to report accurate and meaningfully comparable revenue information by individual service type for the following reasons:

•

the service categories are all regulated waste disposal services where customers move from one service type to another depending on their preference for the various billing and service paradigms we offer;

•

our various service areas and subsidiaries code revenues from services differently;

•

revenues are susceptible to misclassification because of the overlap of the services and waste streams encompassed by the various service categories;

•

differences in state and international regulations and waste definitions make it difficult to accurately and consistently classify revenues; for example, depending on the state or foreign jurisdiction, pharma waste may be considered universal waste, hazardous waste, regulated medical waste or clinical waste;

•

we have completed numerous acquisitions over the past several years and revenue classification by the acquired businesses may be inconsistent between periods and between geographies; and

•

differences in regulatory definitions, interpretations and historical local practices, as well as the difficulty of standardizing revenue classifications across geographies.

We are confident in the accuracy of our aggregate reported revenues from regulated waste services.  However, for the reasons explained above and in our previous responses, and as we cautioned on Exhibits 2-a and 2-b to our August 15, 2011 letter, it is impracticable to provide accurate and comparable revenue information by individual service type.  Accordingly, for external reporting purposes, we combine the revenues from this group of similar regulated waste services in order to provide a reader of our financial statements with accurate and meaningful information that can be compared from period to period and from geography to geography.

Service Migration and Multiple Classifications

In addition to the movement from Medical Waste Disposal services to the Steri-Safe program, another instance of service migration is when a Medical Waste Disposal (or Steri-Safe) customer adds our Pharma Waste service.  In this event, the waste that was previously collected and billed simply as regulated waste will be segregated and billed as both Medical Waste and Pharma Waste.

Another migration scenario occurs when a Medical Waste Disposal (or Steri-Safe) customer contracts with us to manage all of their waste streams (such as medical, sharps, pharma, and hazardous) under our IWSS billing.  In this case, all services will be billed at an agreed upon amount.

It is also not uncommon for a customer to move first from an arrangement where all categories are billed as Medical Waste to a split between or among Medical Waste and other service categories such as Sharps Systems or Pharma Waste, and then to an aggregated or single-line billing paradigm under our IWSS program.

However, movements by our customers between service offerings and billing paradigms and reclassifications of revenues among the various regulated waste service categories made as a result of those movements may not change the total amount of waste collected and processed.

To further illustrate, consider the following example:  Customer A contracts with us to dispose of its regulated waste.  The regulated waste in Customer A’s containers consists of medical waste, pharma waste, and sharps.  To service Customer A, our personnel pick up Customer A’s regulated waste containers, transport them to one of our facilities, and process the waste appropriately.  Customer A then decides to contract with us for our Pharma Waste service in order to improve its waste segregation and tracking and to comply with applicable regulations.  Now to service Customer A, we will collect its medical waste and pharma waste in separate containers and process each waste type appropriately.  Customer A will be billed for medical waste and pharma waste and related work separately.  Customer A’s waste could be similarly segregated between medical waste and sharps if Customer A contracts with us for our Sharps disposal services in order to improve waste segregation, to comply with law, and to promote safety; in this case, Customer A would be billed for medical waste and sharps and related work separately.   Later, Customer A elects to switch to our IWSS program.  Customer A will then be billed one fixed amount monthly for all of our services in managing and handling its regulated waste.

Due to the inherent difficulties in identifying these various changes, we neither track nor quantify the movements within and between these similar regulated waste services.

Retail Sales; Returns Management and Recall Processing

Retail sales are billable products such as sanitizers, exam gloves, and waste containers that are sold to our regulated waste customers and typically appear as discrete items on a customer’s bill.  Retail sales are currently less than 1.5% of our total consolidated revenues.

We separately disclose revenue for Returns Management and Recall Processing services, both of which are reverse distribution services.  Customers are often the same for these types of services which are also managed together.

In this regard, please tell us why, even if similar services are provided in each classification, that these shifts over time have no meaning.  In other words, help us better understand why the migration from a Medical Waste contract, based on weight, to the Steri-Safe Services, has no meaning to an understanding of the changes you experience as a business.  It would appear that the trend of classifications could be useful to such an understanding.  Please be specific.

For the reasons we have articulated above and in our prior responses, the information necessary to perform any meaningful trending or comparative analysis of these movements, or to estimate their impact on our business in any reliable fashion, is either unavailable or incalculable because of changes in the underlying variables and/or the imprecision of revenue data at the discrete service level.  Consequently, in managing our business we track and analyze the broader metrics of internal (both domestic and international) and acquired revenues, as reflected on the Sales Analysis attached as Exhibit 1 to our August 15, 2011 response.

Tell us whether you track sales by industry type, and/or customer type.  Please be specific.

We try to collect SIC data for our domestic operations on a voluntary or ad-hoc basis but this information is not complete.  Domestically, we generally categorize our customers as either Large Quantity Generators (LQ) or Small Quantity Generators (SQ).  Revenues from a newly acquired domestic business are estimated between the LQ and SQ categories until that business has been integrated.  International customers are not analyzed on an LQ/SQ split because the information necessary for proper classification is generally unavailable or less reliable in foreign jurisdictions.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Frank J.M. ten Brink

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer

4